Exhibit 99.10

99.10 Annual Report for the Fiscal Year Ended December 31, 2012

TODAY
TOMORROW

Cipher Pharmaceuticals Inc.
2012 Annual Report

GROWTH TODAY.

Cipher is a growing specialty pharmaceutical company

In 2012, we were successful in achieving final FDA approval and commercializing our highest-potential product: CIP-ISOTRETINOIN. This is the third product from our original three-product portfolio to be commercialized – a rare feat in our industry.

With strong sales of Lipofen and early contributions from ConZip and Absorica, our revenues, earnings and cash all grew strongly in 2012. And we are well-positioned for continued growth from these products in the coming years.

+65%
15.8
+137%
8.5
9.6
3.6
2.5
(2.3)
2012
2011
2012
2011
2012
2011
Earnings
Net Revenue
Cash Balance
(millions $CAD)

GROWTH TOMORROW.

Cipher is investing in ongoing growth

Building on the strong financial performance of 2012, we are concentrating on three primary strategies to achieve growth in 2013 and beyond:

GROWING OUR CURRENTLY MARKETED PRODUCTS

A primary driver in 2013 will be increased aggregate sales of our current products, most significantly derived from Absorica™, which was only introduced into the U.S. market in November 2012. We will continue to support all our commercial partners to help them achieve sales growth. In addition, we plan to leverage our regulatory approvals in the U.S. and Canada to pursue licensing agreements for our once-daily tramadol and isotretinoin products in other markets. These new relationships would generate additional revenue streams to augment our current revenue base.

BUILDING A COMMERCIAL MARKETING AND SALES PRESENCE IN CANADA

With Epuris™ as our first product, we are building commercial marketing and sales capabilities in Canada focused on specialty markets such as dermatology. We plan to deploy a field sales force of six to eight representatives in the second half of 2013, concurrent with the launch of Epuris™, and to add senior marketing and sales management to our team. Should the Betesil® Patch receive Health Canada approval in approximately two years, it would represent the second dermatology product for our sales team.

EXPANDING OUR PRODUCT PORTFOLIO

We continue to seek opportunities to expand our portfolio through in-licensing, acquisitions or a combination of strategies, with a focus on late-stage and commercial stage assets in specialty therapeutic areas. While our regional emphasis will be on Canada, we will also look at new products for North America in general given our deep regulatory experience in both markets.

STRONG PRODUCT PORTFOLIO

LIPOFEN®	Differentiation / Benefit	2012 Highlights
(CIP-FENOFIBRATE) Indication: Hyperlipidemia	A unique dosage form providing enhanced absorption under high vs. low fat fed conditions. What’s Next?	During 2012, Lipofen prescriptions increased by 30% relative to the prior year. Our net revenue increased by 110% over 2011.
U.S. Market size: US$2 billion	Our partner, Kowa, will continue to promote Lipofen in second detail position using its 250 person sales team.

ABSORICA™ / EPURIS™	Differentiation / Benefit	2012 Highlights
(CIP-ISOTRETINOIN) Indication: Severe acne U.S. Market size: US$450 million

Provides less variability in absorption under fed and fasted conditions, as compared to existing isotretinoin products that exhibit approximately 65% reduction in absorption under fasted conditions.

What’s Next?

Achieved final FDA approval of Absorica; the product was launched in the U.S. market in late November 2012. Achieved final Health Canada approval of Epuris.
Canadian Market size: $15 million

Our partner, Ranbaxy, is marketing Absorica as its flagship dermatology product in the U.S. market.

We are preparing to launch Epuris in Canada by Q3 2013.

We are also seeking out-licensing opportunities for the product in other regions.

CONZIP® / DURELA®	Differentiation / Benefit	2012 Highlights
(CIP-TRAMADOL ER) Indication: Moderate to moderately severe chronic pain	In addition to once-daily dosing, the product has rapid absorption and more consistent absorption under fed and fasted conditions, compared with other once-daily formulations.	ConZip product sales increased as U.S. physicians gained more experience with the product. Durela was launched in the Canadian market.

U.S. Market size: US$130 million (extended-release only) Canadian Market size: $26 million

What’s Next?

Based on increased selling resources and more experience with the product, we expect higher revenues in 2013.

We are also seeking out-licensing opportunities for our extended-release tramadol product in other regions.

BETESIL® PATCH	Differentiation / Benefit	2012 Highlights
(BETAMETHASONE VALERATE) Indication: Inflammatory skin conditions such as plaque psoriasis

The Betesil Patch is applied once-daily to the affected region and may be cut to fit the particular size and shape of the psoriatic lesion thereby reducing potential contact of the steroid with healthy areas of skin. The occlusive format provides a consistent distribution, delivery and absorption of the active ingredient and enhances the potency of the corticosteroid.

Obtained exclusive license and distribution rights in Canada from Institut Biochimique SA.

What’s Next? We are currently in discussions with Health Canada regarding the requirements of a New Drug Submission for the product.

LETTER TO SHAREHOLDERS

Dear Shareholders:

Fiscal 2012 was an outstanding year for Cipher. Product achievements translated into record growth in our financial metrics and set us up for continued growth in 2013 and beyond.

A primary driver last year was excellent performance of Lipofen® in the U.S. market. Total prescription growth increased by 30% over the prior year. Net revenue from Lipofen® rose to $4.6 million for the full year compared to $2.2 million in 2011. Our partner, Kowa Pharmaceuticals, plans to continue promoting Lipofen® in second detail position and, while we don’t expect to see similar year-over-year prescription growth, we are optimistic their continued promotion will sustain the solid performance from this product.

For our extended-release tramadol product, sales of ConZip® continued to increase steadily in 2012 as U.S. physicians gained more experience with the product and Vertical Pharmaceuticals, our U.S. marketing partner, strengthened their knowledge of the target physician audience. Overall, however, sales for this product have been below our expectations. To help address this issue, Vertical recently increased their sales force by approximately 25%. In Canada, Durela® was launched in March 2012. There was steady improvement in growth during the year, although total sales remain modest.

The biggest storyline for Cipher last year was FDA approval and U.S. launch of Absorica™, our highest potential product. Our marketing partner, Ranbaxy Laboratories, released the product to wholesalers in mid-November 2012 and began physician promotion later that month. The early response has been very encouraging. For the full year, revenue from Absorica™ was $2.6 million, compared with $0.6 million in 2011.

In Q4 2012, we also received final Health Canada approval for our isotretinoin product, and we are moving ahead with plans to launch it in Canada by early Q3 2013 under the trade name Epuris™. With Epuris™ as our first product, we are building our own commercial sales and marketing capabilities in Canada focused on specialty markets such as dermatology. We will deploy a field sales force of six to eight representatives in the second half of 2013 and also expect to hire a senior-level resource to manage our sales and marketing efforts in Canada. To offset this investment, there is considerable revenue upside from Epuris™. The Canadian isotretinoin market is approximately $15 million in annual sales and currently there is no other product being actively promoted.

To complement our Canadian marketing and sales focus on dermatology, we acquired the Canadian rights to the Betesil® Patch in Q3 2012. This product is a novel, patent-protected self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis. Based on initial feedback from Canadian dermatologists, the Betesil® Patch is expected to provide distinct advantages over existing treatment options, particularly for patients who suffer from plaque psoriasis in hard-to-treat areas such as the knees and elbows. We are currently in discussions with Health Canada regarding the requirements of a new drug submission. We expect to have greater clarity on the path forward and timeline in the coming months.

Our product successes in 2012 translated into strong financial results. Net revenue for 2012 was $8.5 million, an increase of 137% compared to $3.6 million in 2011. The increase reflects the combination of strong results from Lipofen®, the initial impact of Absorica™ and contributions from ConZip® and Durela®.

While our revenue grew significantly, our overall operating expenses remained flat year-over-year. Research and development expenditures decreased to $1.5 million compared to $2.2 million in 2011. Operating, general and administrative expenses were $3.5 million compared to $3.2 million in 2011. The combined impact of increased revenue and the steady operating expenses allowed us to deliver solid profitability for the year. Net income was $2.5 million, or $0.10 per share, compared with a net loss of $2.3 million, or ($0.10) per share, in 2011.

Our financial position remains solid. At year end, Cipher had no debt and cash of $15.8 million, compared with $9.6 million at the end of 2011.

Looking ahead, we have several growth priorities in 2013, beginning with supporting our commercial partners to drive continued success with our currently marketed products, highlighted by Absorica™ and Lipofen®. In addition, we are building our commercial footprint in Canada and preparing for the launch of Epuris™. With a sales team in place, we expect to grow our portfolio through product in-licensing, acquisitions or a combination of strategies, with a focus on late-stage or commercial-stage assets for Canada. Lastly, we are pursuing new out-licensing agreements for our tramadol and isotretinoin products in other markets.

With a healthy balance sheet and now three products contributing to our financial results for the full year, we are in an excellent position to deliver continued growth. We look forward to updating you on our progress during the year.

Sincerely,

Larry Andrews

President and Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2012

The following is a discussion and analysis of the operating results and financial position of Cipher Pharmaceuticals Inc. (“Cipher” or “the Company”) for the year ended December 31, 2012. This document should be read in conjunction with the audited financial statements and the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information about the Company, including the annual financial statements and Annual Information Form for the year ended December 31, 2012, is available on SEDAR at www.sedar.com.

The discussion and analysis within this MD&A are as of February 28, 2013.

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and other provincial securities law in Canada. These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section of our Annual Information Form and under “Business Risks” and elsewhere in the following Management’s Discussion and Analysis of Operating Results and Financial Position for the year ended December 31, 2012, and elsewhere in our filings with Canadian securities regulators. Except as required by Canadian securities law, we do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made. The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

Overview

Cipher is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may choose to market the product ourselves. For our current marketed products, we are responsible for supplying our partners with commercial product. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed five marketing partnerships, generating growing licensing revenue.

Products

LIPOFEN® (CIP-FENOFIBRATE)

Lipofen is a novel patented formulation of the active ingredient fenofibrate, which is used in the treatment of hyperlipidemia, a cholesterol disorder. Hyperlipidemia is a condition characterized by high levels of low-density lipoprotein (“LDL”) cholesterol and/or triglycerides (a type of fat found in the blood). Fenofibrate is known to lower LDL cholesterol and triglycerides and increase high-density lipoproteins (“HDL”), known as “good cholesterol’’. Fibrates have proven to be superior in lowering triglycerides and raising HDL levels. Lipofen targets a large and growing market. According to IMS, the hyperlipidemia market in the U.S. alone exceeds US$19 billion and is made up of three primary groups of drugs: statins, fibrates and the prescription DHA/EPA (omega 3) market. The market for existing fenofibrate formulations in the U.S. exceeded US$2 billion during 2012, consistent with the previous year.

ABSORICA™/ EPURIS™ (CIP-ISOTRETINOIN)

CIP-ISOTRETINOIN is an innovative formulation of the active ingredient isotretinoin, which is used in the treatment of severe acne. CIP-ISOTRETINOIN, which is based on the same oral Lidose® drug delivery system used with Lipofen, has been in-licensed from Galephar Pharmaceutical Research Inc. (“Galephar”). The Company’s marketing rights to this product include the Americas and a majority of the Pacific Rim. CIP-ISOTRETINOIN provides less variability in absorption under fed and fasted conditions, as compared to existing isotretinoin products that exhibit approximately 65% reduction in absorption under fasted conditions.

The product was launched by Cipher’s U.S. distribution partner Ranbaxy Laboratories Inc. (“Ranbaxy”) in Q4 2012 under the trade name Absorica. Cipher was issued a product patent from the U.S. Patent and Trademark Office in the fourth quarter of 2008.The patent includes claims related to the reduced food effect of CIP-ISOTRETINOIN relative to currently marketed formulations.

According to IMS, the U.S. isotretinoin market was almost half a billion dollars in 2012. There is very limited sales and promotional activity for current isotretinoin formulations in the U.S. market. Based on the product’s attributes and Ranbaxy’s capabilities and commitment, Cipher management believes that Absorica has the potential to gain substantial market share.

The product was also approved by Health Canada in Q4 2012 under the trade name Epuris. The Company is preparing to launch the product in Canada by Q3 2013. According to IMS, the Canadian market for isotretinoin is $15 million.

CONZIP® / DURELA® (CIP-TRAMADOL ER)

CIP-TRAMADOL ER is a novel, biphasic, extended-release formulation of the active ingredient tramadol, which is used for the management of moderate to moderately severe pain. CIP-TRAMADOL ER uses oral controlled-release beads, a drug delivery technology licensed from Galephar. The novel formulation delivers rapid absorption, similar absorption under different dietary conditions, and 24-hour coverage, supporting ease-of-use for physicians and a high level of compliance among chronic pain sufferers.

The product was launched in the U.S. in September 2011 by Vertical Pharmaceuticals Inc. (“Vertical”) under the trade name ConZip. According to IMS, the U.S. market in 2012 for extended release formulations of tramadol exceeded $0.10 billion which represents 2.2% of the total tramadol immediate-release and extended-release prescription market.

The product was also launched in Canada in March 2012 by Medical Futures Inc. (“Medical Futures”) under the trade name Durela. According to IMS, the Canadian market for extended-release tramadol was $26 million in 2012. Patents have been issued both in the U.S. and Canada for the product.

BETESIL® PATCH

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Betesil® Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis. Based on initial feedback from Canadian dermatologists, the Betesil Patch is expected to provide distinct advantages over existing treatment options, particularly for patients who suffer from plaque psoriasis in hard to treat areas such as knees and elbows. The efficacy and safety of the Betesil Patch has been established in three successful phase III trials, and the product is currently marketed in several European countries. Cipher is currently in discussions with Health Canada regarding the requirements of a New Drug Submission for the product.

Growth Strategy

In addition to anticipated growth from our existing products and licensing agreements, led by Absorica, we are focused on building a commercial sales and marketing presence in Canada. We expect to begin marketing Epuris by Q3 2013. This will be complemented by the Betesil Patch, should it receive Health Canada approval. In addition, we plan to license in and/or acquire other products, with an emphasis on late-stage to commercial-stage product candidates in specialty markets for Canada, where we can use our sales and marketing capabilities. Lastly, we plan to leverage our regulatory approvals in U.S. and Canada to pursue licensing agreements in other markets for our once-daily tramadol and isotretinoin products.

Product Update

LIPOFEN® (CIP-FENOFIBRATE)

Lipofen is the first product from the Company’s pipeline to successfully receive U.S. Food and Drug Administration (“FDA”) approval. The primary target market for the product is the United States.

Cipher’s U.S. marketing and distribution partner for Lipofen is Kowa Pharmaceuticals America, Inc. (“Kowa”). The agreement with Kowa, which was executed in 2007, is for a period of ten years and they have the right to extend the term for two additional two-year periods.

Lipofen was launched in the U.S. market in late 2007 and prescriptions have grown as Kowa increased coverage of the primary care physicians in its targeted regions and expanded its sales force, which has grown to approximately 250 representatives. During 2012, Lipofen prescriptions increased by 30% relative to the prior year, which drove a strong increase in Cipher’s royalty revenue. In Q1 2012 Cipher achieved a one-time net sales milestone that resulted in the receipt of US$1 million from Kowa, which was shared with Cipher’s formulation partner, Galephar. During Q3 2012, Cipher achieved another contractual sales goal for the product and as a result the royalty percentage for Lipofen increased by three percentage points. This change was retroactive to October 2011 and resulted in a one-time catch-up payment which was recorded in Q3 2012.

ABSORICA™/ EPURIS™ (CIP-ISOTRETINOIN)

In August 2008, the Company achieved a major milestone with the completion of a distribution and supply agreement with Ranbaxy Laboratories Inc. (“Ranbaxy”), a wholly-owned subsidiary of Ranbaxy Laboratories Limited, under which Cipher granted Ranbaxy the exclusive right to market, sell and distribute Absorica in the United States.

Under the terms of the agreement with Ranbaxy, Cipher received an up-front payment of US$1 million and has also received US$13 million of trial-related and FDA approval milestones, which has been shared with Cipher’s formulation partner, Galephar. The agreement provides for a royalty percentage in the mid-teens on net sales and additional post-commercialization milestone payments of up to US$10 million, contingent upon the achievement of certain future net sales targets.

The product was released in the U.S. market in late November 2012. While still early, the product has performed well, achieving 2% market share in December 2012. The overall U.S. isotretinoin market grew in 2012, with prescriptions increasing 11% over the prior year.

Cipher completed a New Drug Submission to Health Canada in Q4 2011. The product was approved by Health Canada in Q4 2012 under the trade name Epuris. The Company is preparing to launch the product by Q3 2013. The Company expects an increase in operating expenses related to the launch of Epuris in Canada and to support other growth initiatives. In addition to one-time launch costs associated with marketing promotion and market access for Epuris, the Company plans to install a field sales force in the second half of 2013.

CONZIP® / DURELA® (CIP-TRAMADOL ER)

In May 2010, Cipher received FDA approval for ConZip, the Company’s extended-release tramadol product, for the treatment of moderate to moderately severe chronic pain in adults.

During Q2 2011, Cipher entered into a distribution and supply agreement with Vertical, a U.S.-based specialty pharmaceutical company, under which Cipher granted Vertical the exclusive right to market, sell and distribute ConZip in the U.S. Cipher is receiving a royalty on net sales in the mid-teens and is eligible to receive future sales milestone payments of US$3.8 million.

The product was launched by Vertical in September 2011 with its dedicated sales force of 60 representatives. Product sales increased during 2012 as U.S. physicians gained more experience with the product. Subsequent to year end, Vertical expanded its sales force to 75 representatives.

During Q3 2011, Cipher received Health Canada approval for Durela and completed a Canadian distribution and supply agreement with Medical Futures. Cipher receives a double-digit royalty on net sales and is eligible to receive future payments contingent upon the achievement of cumulative net sales milestones. Medical Futures launched the product in March 2012 with a dedicated sales force of 22 representatives. While sales have been below expectations, there was steady improvement and growth during the year.

New products and out-licensing activities

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Betesil Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis. Cipher is currently in discussions with Health Canada regarding the requirements of a New Drug Submission for the product.

Cipher is actively pursuing marketing partners for CIP-TRAMADOL ER and CIP-ISOTRETINOIN in other territories, including Latin America. In addition, the Company is seeking other late-stage to commercial-stage product candidates in specialty markets to support its Canadian commercial strategy.

Selected Annual Information

The following information has been prepared under International Financial Reporting Standards (“IFRS”) in Canadian dollars:

FINANCIAL INFORMATION (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS):

For the years ended December 31,

	2012	2011	2010
Licensing revenue	8,458	3,569	5,385
Net income (loss)	2,544	(2,311)	172
Basic and diluted earnings (loss) per share	0.10	(0.10)	0.00
Total assets	21,955	14,659	16,173

Review of Operating Results

REVENUES (IN THOUSANDS OF DOLLARS):

For the years ended December 31,

	2012	2011	$ change in 2012	% change in 2012
Licensing revenue	8,458	3,569	4,889	137

Total net revenue in 2012 was $8.5 million, an increase of 137% compared to 2011. In 2012 the Company had three products on the market in the U.S. and one in Canada whereas in 2011 only Lipofen was on the market for the full year, with ConZip being launched in late Q3 2011. In 2012, Durela was launched in Canada in March and Absorica was launched in the U.S. in November. In Q4 2012, total net revenue was $2.9 million compared to $1.0 million in the comparable period last year. The increase reflects the launch of Absorica during the quarter and the continued strong performance of Lipofen.

Net revenue from Lipofen in 2012 was $4.6 million, an increase of $2.4 million or 110%, compared to 2011. Sales performance for Lipofen in 2012 was very strong with a 50% increase over 2011. The growth in net revenue also reflects the achievement of a US$1 million sales milestone during the year, a three percentage point increase in Cipher’s royalty percentage, and an increase in product shipments during the year as a result of the strong sales performance by the Company’s partner, Kowa.

Net revenue from the Company’s extended-release tramadol product (ConZip and Durela) was $1.3 million in 2012, compared to $0.8 million in 2011. Fiscal 2012 was the first full year that revenue was recognized for both ConZip and Durela.

Net revenue from Absorica was $2.6 million in 2012 compared to $0.6 million in 2011.With the launch of Absorica in November 2012, the Company received its first royalty revenue from the product. In addition, the load-in of finished product by Ranbaxy to support the launch of the product resulted in strong product sales during Q4. In 2011, revenue for this product consisted solely of revenue recognized on the Company’s share of the up-front payment and pre-commercial milestone payments received under the supply and distribution agreement with Ranbaxy.

RESEARCH AND DEVELOPMENT EXPENSE (IN THOUSANDS OF DOLLARS):

For the years ended December 31,

	2012	2011	$ change in 2012	% change in 2012
Research and development	1,517	2,205	(688)	(31)

Research and development (“R&D”) expense represents the cost of the Company’s drug development activities. Reported R&D expense is shown net of the amounts reimbursed for the CIP-ISOTRETINOIN Phase III clinical study and refundable provincial tax credits.

R&D expense during Q4 2012 was $0.4 million, a decrease of $0.2 million compared to Q4 2011.

R&D expense for 2012 was $1.5 million, a decrease of $0.7 million compared to 2011. The decrease relates primarily to expenses for the CIP-ISOTRETINOIN Phase III clinical study, which was completed during 2011.

OPERATING, GENERAL AND ADMINISTRATIVE EXPENSE (“OG&A”) (IN THOUSANDS OF DOLLARS):

For the years ended December 31,

	2012	2011	$ change in 2012	% change in 2012
Operating, general & administrative	3,527	3,186	341	11

OG&A expense in Q4 2012 was $0.8 million, compared to $0.7 million in the fourth quarter of 2011. For the year ended December 31, 2012, OG&A expense was $3.5 million, an increase of $0.3 million, or 11%, compared to 2011. In 2011, OG&A expense was relatively low due to the recovery of certain expenses as a result of concluding two tramadol distribution and supply agreements during the year.

AMORTIZATION OF INTANGIBLE ASSETS (IN THOUSANDS OF DOLLARS):

For the years ended December 31,

	2012	2011	$ change in 2012	% change in 2012
Amortization of intangible assets	1,025	578	447	77

The Company began amortizing the intangible rights associated with CIP-TRAMADOL ER in Q3 2011, and for CIP-ISOTRETINOIN amortization began in Q1 2009. The increase in 2012 is a result of a full year of amortization related to CIP-TRAMADOL ER compared to a partial year in 2011.

Intangible assets have a finite life and are amortized using the straight-line method over their estimated period of useful life. Intangible assets are reviewed for impairment when events or other changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

INTEREST INCOME (IN THOUSANDS OF DOLLARS):

For the years ended December 31,

	2012	2011	$ change in 2012	% change in 2012
Interest income	155	89	66	74

Interest is earned on the Company’s cash and cash equivalents balance. The increase in interest income in 2012 compared to 2011 was a result of higher cash balances during the year and a slight improvement in interest rates available.

DEFERRED INCOME TAXES

The Company has approximately $23.6 million of unrecognized deferred income tax assets, which have not been recognized in the financial statements. These assets consist of non-capital loss carry forwards, intangible assets and R&D expenditures which are available to reduce taxable income in future years. The Company also has approximately $3.7 million of investment tax credits on scientific research and experimental development expenditures which are available to be applied against federal taxes otherwise payable in future years.

INCOME (LOSS) PER SHARE:

For the years ended December 31,

	2012	2011	$ change in 2012	% change in 2012
Income (loss) - in thousands of dollars	2,544	(2,311)	4,855	nm
Basic and diluted earnings (loss) per share	0.10	(0.10)	0.20	nm

Earnings per share is calculated using the weighted average number of shares outstanding. Diluted earnings per share is calculated taking into account dilutive instruments, such as options, that are outstanding.

Net income in Q4 2012 was $1.5 million, or $0.06 per share, compared to a net loss of $0.5 million, or $0.02 per share in Q4 2011. The improvement was a result of the significant increase in revenues while total operating costs were generally in line with the prior year.

For the year ended December 31, 2012, net income was $2.5 million, or $0.10 per share, compared with a net loss of $2.3 million, or $0.10 per share, in 2011. Strong performance by Lipofen and the Q4 2012 launch of Absorica contributed to year over year revenue growth of 137% while total operating expenses for the year increased by less than 1%.

The weighted average number of shares outstanding for the year ended December 31, 2012 was 24,382,556.

Summary of Quarterly Results

QUARTERLY STATEMENTS OF INCOME (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS):

For the year ended December 31, 2012

	Q1	Q2	Q3	Q4	2012 Total
Licensing revenue	1,811	1,629	2,118	2,900	8,458
Research & development	471	348	335	363	1,517
Operating, general and administrative	1,016	861	799	851	3,527
Amortization of intangible assets	225	245	277	278	1,025
Interest income	26	35	47	47	155
Net income	125	210	754	1,455	2,544
Earnings per share (1)	0.01	0.01	0.03	0.06	0.10

(1) Due to rounding, earnings per share for individual quarters may not sum to earnings per share for the full year

For the year ended December 31, 2011

	Q1	Q2	Q3	Q4	2011 Total
Licensing revenue	675	727	1,120	1,047	3,569
Research & development (2)	547	578	468	612	2,205
Operating, general and administrative	1,177	618	667	724	3,186
Amortization of intangible assets	59	60	234	225	578
Interest income	23	20	22	24	89
Loss	(1,085)	(509)	(227)	(490)	(2,311)
Loss per share	(0.05)	(0.02)	(0.01)	(0.02)	(0.10)

(2) Reported R&D expense for 2011 is net of provincial tax credits of $100 and reimbursements from Ranbaxy for R&D costs for CIP-ISOTRETINOIN of $1,717

For the year ended December 31, 2010

	Q1	Q2	Q3	Q4	2010 Total
Licensing revenue	918	2,218	1,081	1,168	5,385
Research & development (3)	278	245	220	0	743
Operating, general and administrative	949	1,020	950	913	3,832
Amortization of intangible assets	176	176	176	176	704
Interest income	6	12	22	26	66
Net Income (loss)	(479)	789	(243)	105	172
Earnings (loss) per share	(0.02)	0.03	(0.01)	0.00	0.00

(3) Reported R&D expense for 2010 is net of provincial tax credits of $328 and reimbursements from Ranbaxy for R&D costs for CIP-ISOTRETINOIN of $11,764

The fluctuations in reported results for the last eight quarters resulted primarily from the following factors;

•                  In Q1 2012, a sales related milestone was achieved for Lipofen which contributed $0.5 million to operating results;

•                  In Q3 2012, strong performance from Lipofen resulted in the achievement of a sales milestone that resulted in a three percentage point increase in royalty revenue, which was retroactive to October 2011;

•                  In Q4 2012 Absorica was launched in the U.S. market by the Company’s marketing partner Ranbaxy. As a result, the Company received its first royalty revenue for the product and the load-in of inventory in support of the launch resulted in significant product sales revenue during the quarter;

•                  In 2011 approximately $0.7 million of R&D expense was incurred for the CIP-ISOTRETINOIN Phase III study

Liquidity And Capital Resources

As at December 31, 2012, the Company has cash and cash equivalents of $15.8 million, compared to $15.1 million as at September 30, 2012 and $9.6 million as at December 31, 2011. The Company expects that these funds, as well as revenues generated from licensing and distribution agreements (royalties and milestone payments), will be sufficient to fund current product development and operating costs.

The balance of accounts receivable was $3.2 million at December 31, 2012, compared to $1.8 million as at December 31, 2011. The increase was primarily due to the higher level of royalty revenue earned during Q4 2012.

The balance of accounts payable and accrued liabilities was $2.8 million at December 31, 2012 compared to $1.9 million as at December 31, 2011. The increase is primarily due to a higher level of commercial activity during Q4 2012.

Deferred revenue relates to amounts received in advance of recognition as revenue. The balance of $6.7 million at December 31, 2012 relates to the up-front licensing payment and pre-commercialization milestone payments received by Cipher under the CIP-ISOTRETINOIN and CIP-TRAMADOL distribution and supply agreements, net of revenue recognized to date. The deferred revenue balance at December 31, 2011 was $3.2 million and the increase is primarily a result of the achievement of FDA approval for CIP-ISOTRETINOIN, which resulted in the receipt of a US$9 million milestone from Ranbaxy during Q2 2012, 50% of which was retained by the Company.

Future cash requirements will depend on a number of factors, including expenditures on R&D for product candidates, costs associated with maintaining regulatory approvals, the timing of payments received or made under licensing or other collaborative agreements, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, defending against patent infringement claims, the acquisition of licenses for new products or technologies, the status of competitive products and the success of the Company in developing and maintaining markets for its products and services.

As at December 31, 2012, there are no capital lease contractual obligations. The only significant operating lease contractual obligation is the Company’s office location, which expires in May 2015.

Outlook

For fiscal 2013, Cipher expects continued revenue growth from its currently marketed products and the introduction of Epuris in Canada during the second half of 2013. In particular, the Company expects the full-year contribution of Absorica to be a primary revenue driver. In 2013, Cipher will be investing in commercial sales and marketing capabilities in Canada. The Company expects an increase in operating expenses of approximately $2.5 million to $3.0 million related to the launch of Epuris in Canada and to support other growth initiatives. In addition to one-time launch costs associated with marketing promotion and market access for Epuris, the Company plans to deploy a 6 to 8 person field sales force in the second half of 2013. The Company expects the revenue growth in 2013 to fund the build of its commercial infrastructure.

Share Capital

The Company is authorized to issue an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares. At December 31, 2012 the Company had 24,434,594 common shares issued and outstanding. Subsequent to year-end, 8,546 common shares were issued under the employee and director share purchase plan, bringing the total number of common shares issued and outstanding to 24,443,140 as of the date of this MD&A.

A total of 200,000 stock options were issued during 2012, with exercise prices of $0.89 and $1.20. During the year, 5,355 shares were issued as a result of the exercise of stock options and 113,599 shares were issued under the employee and director share purchase plan.

Share-based compensation expense in 2012 was $0.2 million, the same amount as in 2011.

Critical Accounting Estimates

A summary of significant accounting policies is included in Note 3 of the Company’s 2012 audited financial statements. Critical accounting estimates require management to make certain judgments and estimates, which may differ from actual results. Accounting estimates are based on historical experience and other factors that management believes to be reasonable under the time frame and circumstances. Changes in management’s accounting estimates can have a material impact on the financial results of the Company. The Company’s critical accounting estimates are described below.

INTANGIBLE ASSETS

Management is required to estimate the recoverability of the Company’s intangible assets to assess if there has been an impairment. The accounting estimates and assumptions used to determine the recoverability of these intangible assets may differ from actual results. Changes in these estimates and assumptions can have a material impact on the intangible asset balance in the financial statements.

INCOME TAXES

Management uses estimates when determining current and deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forwards, research and development expenditures and investment tax credits.

Financial Instruments

CREDIT RISK EXPOSURE

The only financial instruments that potentially subject the Company to credit risk are accounts receivable. The collectability of accounts receivable is reviewed on a regular basis.

FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The fair values of accounts receivable, accounts payable and accrued liabilities included in the balance sheets approximate their carrying amounts due to the relatively short period of maturity of the instruments.

Business Risks

FINANCIAL

As at December 31, 2012, the Company had cash and cash equivalents of $15.8 million. The Company expects these funds will be sufficient to fund current product development and operating costs.

PRODUCT

There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights. Regardless of FDA approval, should anyone commence a lawsuit with respect to any alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict.

DEPENDENCE ON STRATEGIC PARTNERSHIPS AND LICENSEES

The Company’s success depends, in large measure, on its ability to conclude in-licensing, development, manufacturing, marketing, and distribution agreements with other pharmaceutical companies. Factors that may affect the success of the Company’s collaborative efforts with pharmaceutical company partners include the following:

•                  The Company’s partners may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with the products on which they are collaborating with the Company, which could affect their commitment to the Company’s product development efforts;

•                  The Company’s technology/manufacturing partners may not be able to adequately supply its products in commercial quantities, which would adversely affect revenues;

•                  Reductions in marketing or sales efforts or a discontinuation of marketing or sales of the Company’s products by its commercial partners may reduce future revenues, which are based on a percentage of net sales by these partners; and

•                  The collaboration agreements with the Company’s partners can be terminated by either party in the case of a material default in the terms of the agreements. Should one of these agreements be terminated, it could be difficult for the Company to attract new partners and it may adversely affect how the Company is perceived in the business and financial communities.

The development of pharmaceutical products is a process that requires large investments and can take years to complete. Projects can be abandoned along the way or regulatory authorities can refuse to approve new products. With respect to projects the Company initiates, the Company will attempt to minimize risk through the judicious selection of product candidates and by focusing on improving products that have already been marketed.

REGULATION

The cost of complying with government regulation can be substantial. Government authorities in the United States, Canada and comparable authorities in foreign countries also regulate the research and development, manufacture, testing, and safety of pharmaceutical products, as well as the approval and commercialization of such products. The regulations applicable to the Company’s existing and future products may change. There can be long delays in obtaining required clearances from regulatory authorities in any country after applications are filed. Government agencies in the United States, Canada and other countries in which the Company intends to carry on business regulate pharmaceutical products intended for human use. Regulations require extensive clinical trials and other testing and government review and final approval before the Company can market its products.

Requirements for approval vary widely from country to country outside of the United States and Canada. Whether or not approved in the United States or Canada, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries. The time required to obtain any such approval may be longer or shorter than in the United States and Canada.

Any failure or delay in obtaining regulatory approvals could adversely affect the market for any products the Company develops and therefore its business, results of operations, financial condition and cash flows.

Disclosure Controls And Procedures

Cipher’s management is responsible for establishing and maintaining disclosure controls and procedures to ensure that information required to be disclosed to satisfy the Company’s continuous disclosure obligations is recorded, processed, summarized and reported as required by applicable Canadian securities legislation. Management has carried out an evaluation of the effectiveness as of December 31, 2012 of the design and operation of the disclosure controls and procedures, as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, under the supervision and with the participation of the President and Chief Executive Officer (“CEO”), and the Chief Financial Officer (“CFO”). Based on this evaluation, the CEO and CFO concluded that the disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. The Board of Directors has reviewed and approved the Company’s policy regarding corporate Disclosure Controls and Procedures. Management has certified that as at December 31, 2012 the design and operation of the disclosure controls and procedures continues to be effective.

Cipher’s management is responsible for designing and implementing internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. As required under National Instrument 52-109, the Company, under the supervision and with the participation of the CEO and the CFO, has carried out a review of its internal controls over financial reporting. Based on this evaluation, the Company’s CEO and CFO concluded that the Company has designed and implemented such internal controls over financial reporting so as to provide reasonable assurance regarding the reliability of the Company’s reporting and the preparation of financial statements for external purposes and that there were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Cipher Pharmaceuticals Inc. is responsible for the preparation and presentation of the financial statements in accordance with generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgments. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has is prepared the financial information presented elsewhere in the annual filings and has ensured that it is consistent with the financial statements.

The Company’s accounting procedures and related systems of internal control are designed to provide reasonable assurance as to the reliability of the financial information and that the company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board. The Audit Committee meets with management and auditors to satisfy itself that management’s responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

The financial statements have been audited by PricewaterhouseCoopers LLP in accordance with generally accepted auditing standards on behalf of the shareholders. The external auditors have full and unrestricted access to the Audit Committee and management to discuss matters arising from their audit, which includes a review of accounting records and internal controls. Their report dated February 28, 2013 outlines the scope of their examination and opinion on the financial statements.

/s/ Larry Andrews	/s/ Norman Evans

Larry Andrews	Norman Evans
President and Chief Executive Officer	Chief Financial Officer

February 28, 2013

Independent Auditor’s Report

To the Shareholders of

Cipher Pharmaceuticals Inc.

We have audited the accompanying financial statements of Cipher Pharmaceuticals Inc., which comprise the balance sheets as at December 31, 2012 and December 31, 2011 and the statements of operations and comprehensive income (loss), changes in equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Cipher Pharmaceuticals Inc. as at December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Cipher Pharmaceuticals Inc.

Balance Sheets

As at December 31, 2012 and December 31, 2011

(in thousands of Canadian dollars)

		December 31,	December 31,
	Note	2012	2011
		$	$
ASSETS

Current assets
Cash and cash equivalents		15,843	9,636
Accounts receivable		3,185	1,782
Prepaid expenses and other assets		212	272
		19,240	11,690

Property and equipment, net	5	25	25

Intangible assets, net	6	2,690	2,944
		21,955	14,659
LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	7	2,808	1,912
Current portion of deferred revenue		2,392	917
		5,200	2,829

Deferred revenue		4,349	2,330
		9,549	5,159

SHAREHOLDERS’ EQUITY

Share capital	8	50,339	50,172
Contributed surplus		33,227	33,032
Deficit		(71,160)	(73,704)
		12,406	9,500

		21,955	14,659

The accompanying notes are an integral part of these financial statements

Approved on behalf of the Board:

/s/ William Garriock	/s/ Stephen R. Wiseman
William Garriock	Stephen R. Wiseman
Chair of the Board	Director

Cipher Pharmaceuticals Inc.

Statements of Operations and Comprehensive Income (Loss)

For the years ended December 31, 2012 and 2011

(in thousands of Canadian dollars, except per share data)

		December 31,	December 31,
	Note	2012	2011
		$	$
Revenues
Licensing revenue		8,458	3,569

Expenses
Research and development	9	1,517	2,205
Operating, general and administrative		3,527	3,186
Amortization of intangible assets		1,025	578
Interest income		(155)	(89)

	10	5,914	5,880

Income (loss) before income taxes		2,544	(2,311)

Provision for (recovery of) income taxes	12
Current		770	—
Deferred		(770)	—

Income (loss) and comprehensive income (loss)
for the year		2,544	(2,311)

Basic and diluted earnings (loss) per share	13	0.10	(0.10)

The accompanying notes are an integral part of these financial statements

Cipher Pharmaceuticals Inc

Statements of Changes in Equity

For the years ended December 31, 2012 and 2011

(in thousands of Canadian dollars)

				Total
	Share	Contributed		Shareholders’
	Capital	Surplus	Deficit	Equity
	$	$	$	$

Balance, January 1, 2012	50,172	33,032	(73,704)	9,500

Income and comprehensive income for the year	—	—	2,544	2,544

Exercise of stock options	8	(8)	—	—

Shares issued under the share purchase plan	159	—	—	159

Share-based compensation - stock option plan	—	203	—	203

Balance, December 31, 2012	50,339	33,227	(71,160)	12,406

Balance, January 1, 2011	49,977	32,890	(71,393)	11,474

Loss and comprehensive loss for the year	—	—	(2,311)	(2,311)

Exercise of stock options	90	(43)	—	47

Shares issued under the share purchase plan	105	—	—	105

Share-based compensation - stock option plan	—	185	—	185

Balance, December 31, 2011	50,172	33,032	(73,704)	9,500

The accompanying notes are an integral part of these financial statements

Cipher Pharmaceuticals Inc.

Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(in thousands of Canadian dollars)

		December 31,	December 31,
	Note	2012	2011
		$	$
Cash provided by (used in)

Operating activities
Income (loss) for the year		2,544	(2,311)
Items not affecting cash:
Depreciation of property and equipment		20	37
Amortization of intangible assets	6	1,025	578
Share-based compensation - share purchase plan	8	24	16
Share-based compensation - stock option plan		203	185
		3,816	(1,495)
Changes in non-cash operating items:
Accounts receivable		(1,403)	26
Prepaid expenses and other assets		60	193
Accounts payable and accrued liabilities		896	(528)
Deferred revenue		3,494	988

Net cash generated from (used in) operating activities		6,863	(816)

Investing activities
Purchase of property and equipment		(20)	(12)
Acquisition of intangible rights	6	(771)	—

Net cash generated from (used in) investing activities		(791)	(12)

Financing activities
Proceeds from shares issued under the share purchase plan		135	89
Proceeds from exercise of stock options		—	47

Net cash generated from (used in) financing activities		135	136

Increase (Decrease) in cash		6,207	(692)
Cash, beginning of year		9,636	10,328
Cash, end of year		15,843	9,636

The accompanying notes are an integral part of these financial statements

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2012

(in thousands of Canadian dollars, except per share amounts)

1 NATURE OF OPERATIONS

Cipher Pharmaceuticals Inc. (“Cipher” or “the Company”) is a commercial stage drug development company focused on commercializing novel formulations of successful, currently marketed molecules using advanced drug delivery technologies. The Company’s strategy is to in-license products that incorporate proven drug delivery technologies and advance them through the clinical development and regulatory approval stages, after which the products are out-licensed to international partners. Cipher is incorporated under the Business Corporations Act of Ontario and is located at 5650 Tomken Boulevard, Mississauga, Ontario.

2 BASIS OF PREPARATION

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”) Part I - International Financial Reporting Standards (“IFRS”). The policies applied in these financial statements are based on IFRS issued and outstanding as of December 31, 2012. The Board of Directors approved these financial statements on February 28, 2013.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these financial statements are described below.

Basis of measurement

The financial statements have been prepared under the historical cost convention.

Translation of foreign currencies

The financial statements are presented in Canadian dollars, which is the Company’s functional currency. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars using the exchange rate in effect at the transaction date. Monetary assets and liabilities are translated using the rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Related exchange gains and losses are included in the determination of income (loss) for the year.

Critical accounting estimates and judgments

The Company makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. The following are the estimates and judgments applied by management that most significantly affect the Company’s financial statements. The estimates and judgments that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(i) Estimated useful lives and valuation of intangible assets - management estimates the useful lives of intangible assets based on the period during which the assets are expected to be available for use and also estimates the recoverability to assess if there has been an impairment. The amounts and timing of recorded expenses for amortization and impairments of intangible assets for any period are affected by these estimates. The estimates are reviewed at least annually and are updated if expectations change as a result of technical or commercial obsolescence, generic threats and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s intangible assets in the future.

(ii) Revenue recognition - management evaluates the multiple elements and units of accounting which are included within certain licensing and distribution agreements. The recognition of revenue on up-front licensing payments and pre-commercialization amounts are over the estimated period that the Company maintains contractual obligations. The estimated periods are reviewed at least annually and are updated if expectations change as a result of licensing partner interactions, product commercial obsolescence or other factors. It is possible that these factors may cause significant changes in the Company’s recognition of revenue in the future.

(iii) Income taxes - management uses estimates when determining current and deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forwards, research and development expenditures and investment tax credits.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i) Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. The Company does not have any instruments classified in this category. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of operations. Gains and losses arising from changes in fair value are presented in the statement of operations in the period in which they arise.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2012

(in thousands of Canadian dollars, except per share amounts)

(ii) Available-for-sale investments: These investments are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company does not have any instruments classified in this category. Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive income. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income to the statement of operations and are included in other gains and losses.

(iii) Loans and receivables: These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise cash and cash equivalents and accounts receivable, and are included in current assets due to their short-term nature. Loans and receivables are initially recognized at the amount expected to be received, less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iv) Financial liabilities at amortized cost: This category includes accounts payable and accrued liabilities. Accounts payable and accrued liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, accounts payable are measured at amortized cost using the effective interest method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Cash and cash equivalents

Cash and cash equivalents includes deposits held at call with banks and other short-term, highly liquid investments which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value.

Accounts receivable

Accounts receivable consist of amounts due from licensing partners for royalties and product sales in the normal course of business and other amounts such as interest receivable and tax credits receivable.

Prepaid expenses and other assets

Prepaid expenses consist of amounts paid in advance for items that have future value to the Company, such as insurance policy payments, U.S. Food and Drug Administration fees, data base subscription fees and other items paid in advance. Other assets consist of lease and utility deposits.

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation and accumulated impairment losses. The useful lives of property and equipment are reviewed at least once per year. Depreciation is computed using the straight-line method, using the following estimated useful lives of the assets or lease terms:

Computer equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	over the term of the lease

Intangible assets

Intangible assets include product rights, that consist of marketing and other rights relating to products, and licensing rights and these are recorded at cost less accumulated amortization and accumulated impairment losses. Intangible assets have a finite life and are amortized using the straight-line method over their estimated period of useful life. Amortization commences on the earlier of the date of regulatory (generally, U.S. Food and Drug Administration) approval for marketing the related product or upon substantive revenue being generated from the product under a commercial licensing agreement. The estimated period of useful life has been determined to be 3.5 years from the date of regulatory approval for marketing the related product. Should amortization commence as a result of generating revenue, the amortization period would include the time prior to regulatory approval. The useful lives of the intangible assets are reviewed at least once per year.

Impairment of non-financial assets

Non-financial assets, which include property and equipment and intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a non-financial asset exceeds the sum of the estimated present value of the expected future cash flows from the non-financial asset. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Accounts payable and accrued liabilities

Accounts payable are obligations to pay for goods and services that have been incurred in the ordinary course of business from suppliers and are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2012

(in thousands of Canadian dollars, except per share amounts)

3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred revenue

Deferred revenue consists of amounts received from licence partners in advance of revenue recognition. Amounts expected to be recognized within one year or less are classified as current liabilities with the balance being classified as non-current liabilities.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Revenue recognition

The Company recognizes revenue licensing and distribution agreements, which may include multiple elements. The individual elements of each agreement are divided into separate units of accounting if certain criteria are met. The applicable revenue recognition approach is then applied to each unit. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Licensing revenues - for up-front licensing payments and pre-commercialization milestones, revenue is deferred and recognized on a straight-line basis over the estimated term that the Company provides services and when the costs of fulfilling the Company’s contractual obligations can be measured reliably. Post-commercialization milestone payments are recognized as revenue when the underlying condition is met, the milestone is not a condition of future deliverables and collectability is reasonably assured. Otherwise, these milestone payments are recognized as revenue over the remaining term of the underlying agreement or the estimated service term which the Company maintains contractual obligations. Royalty revenue is recognized in the period in which the Company earns the royalty. The gross margin on sales of finished products to license partners is recognized when the product is shipped, at which time ownership is transferred. Amounts received in advance of recognition as revenue are included in deferred revenue.

Research and development

The Company conducts research and development programs and incurs costs related to these activities, including employee compensation, materials, professional services and services provided by contract research organizations. Research and development costs, net of related tax credits and contractual reimbursements from development partners, are expensed in the periods in which they are incurred.

Income taxes

Income tax comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered. Tax on income for interim periods is accrued using the tax rate that would be applicable to expected total annual earnings.

Investment tax credits

The Company is entitled to provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are accounted for as a reduction of the related expenditure items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.

Share-based compensation - stock option plan

The fair value of options granted to employees and directors is estimated on the date of the grants using the Black-Scholes option pricing model. Stock options vest over four years (25% per year), expire after ten years and can only be settled for shares. Each tranche in an award is considered as a separate award with its own vesting period and grant date fair value. Share-based compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest, by increasing contributed surplus. The number of awards expected to vest is reviewed annually, with any impact being recognized immediately. Share-based compensation expense is included in operating, general and administrative expense in the statements of operations and contributed surplus in the balance sheets. The consideration received on the exercise of stock options is credited to share capital at the time of exercise.

Earnings per share

Basic earnings per share (“EPS”) is calculated using the treasury stock method, by dividing the net income (loss) for the period by the weighted number of common shares outstanding during the period. Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2012

(in thousands of Canadian dollars, except per share amounts)

4 RISK MANAGEMENT

Financial risk management

In the normal course of business, the Company is exposed to a number of financial risks that can affect its operating performance. These risks are: credit risk, liquidity risk and market risk. The Company’s overall risk management program and prudent business practices seek to minimize any potential adverse affects on the Company’s financial performance.

(i) Credit risk

Cash - the Company’s cash and cash equivalents balance is on deposit with a Canadian chartered bank that has a DBRS rating of “AA” for deposits and senior debt.

Accounts receivable - the Company licenses its products to distribution partners in major markets. The credit risk associated with the accounts receivable pursuant to these agreements is evaluated during initial negotiations and on an ongoing basis. The accounts receivable balance at December 31, 2012 is concentrated between two distribution partners. Both have been partners of the Company for over four years with no defaults in the past. As of December 31, 2012, no accounts receivable were impaired or past due. The Company’s three largest customers comprise 54%, 31% and 14% of licensing revenue (respectively 63%, 15% and 20% in 2011).

(ii) Liquidity risk

The Company has no long term debt. Accounts payable and accrued liabilities are settled in the regular course of business, based on negotiated terms with trade suppliers. All components of the balance of $2,808 as at December 31, 2012 are expected to be settled in less than one year. The carrying value of the balances approximate their fair value as the impact of discounting is not significant. Management forecasts cash flows in order to monitor liquidity requirements and ensure that the Company has sufficient cash to meet operational needs.

(iii) Market risk

Currency risk - the majority of the Company’s revenue and a portion of its expenses are denominated in US currency. The accounts receivable balance at December 31, 2012 includes a total of US$3,040 and accounts payable and accrued liabilities includes a total of US$1,445. A 10% change in the US/CDN exchange rate on December 31, 2012 balance would have had a $160 impact on net income.

Capital risk management

Shareholders’ equity is managed as the capital of the Company. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to minimize the cost of capital. In order to maintain or adjust the capital structure, the Company may issue new common shares from time to time.

5 PROPERTY AND EQUIPMENT

	December 31, 2012		December31, 2011
		Accumulated		Accumulated
\	Cost	Depreciation	Cost	Depreciation
Computer equipment	$109	$84	$132	$115
Furniture and fixtures	129	129	129	127
Leasehold improvements	67	67	67	61
	305	$280	328	$303
Accumulated depreciation	(280)		(303)
	$25		$25

6 INTANGIBLE ASSETS

The Company has entered into agreements with Galephar Pharmaceutical Research Inc. (“Galephar”) for the rights to package, test, obtain regulatory approvals and market certain products in various countries. In accordance with the terms of the agreements, the Company has acquired certain product rights. During the second quarter of 2012, the Company received final approval from the FDA for its novel formulation of CIP-ISOTRETINOIN for the treatment of severe nodular acne. Achieving FDA approval for this product resulted in the receipt of a contractual milestone in the amount of US$9 million from the Company’s U.S. distribution partner, of which approximately 50% was shared with Galephar. Achieving FDA approval also resulted in the payment of the final contractual milestone to Galephar for this product, in the amount of $671 (US$650). The recoverability of these product rights is dependant upon sufficient revenues being generated from the related products. The Company is currently amortizing the product rights related to CIP-ISOTRETINOIN and CIP-TRAMADOL ER. In accordance with these agreements, after certain prescribed thresholds are achieved, the Company pays Galephar a 50% share of all amounts received, after deducting product-related expenses under licensing and distribution agreements.

During 2012, the Company paid an upfront fee of $100 to acquire the exclusive license and distribution rights in Canada to market the Betesil Patch. As at December 31, 2012, certain milestones remained outstanding, including Health Canada approval and accrordingly, amortization of these licensing rights has not yet begun.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2012

(in thousands of Canadian dollars, except per share amounts)

6 INTANGIBLE ASSETS (Continued)

	Product Rights	Licensing Rights	Total
As at January 1, 2011
Cost	$6,365	$—	$6,365
Accumulated amortization	(2,843)	—	(2,843)
Net book value	$3,522	$—	$3,522
For the year ended December 31, 2011
Opening net book value	$3,522	$—	$3,522
Additions	—	—	—
Amortization	(578)	—	(578)
Net book value	$2,944	$—	$2,944
As at December 31, 2011
Cost	$6,365	$—	$6,365
Accumulated amortization	(3,421)	—	(3,421)
Net book value	$2,944	$—	$2,944
For the year ended December 31, 2012
Opening net book value	$2,944	$—	$2,944
Additions	671	100	771
Amortization	(1,025)	—	(1,025)
Net book value	$2,590	$100	$2,690
As at December 31, 2012
Cost	$7,036	$100	$7,136
Accumulated amortization	(4,446)	—	(4,446)
Net book value	$2,590	$100	$2,690

The Company has considered indicators of impairment as of December 31, 2011 and December 31, 2012 and no indicators were identified.

7 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at	As at
	Dec 31, 2012	Dec 31, 2011
Trade accounts payable	$1,965	$1,234
Accrued liabilities	843	678
	$2,808	$1,912

8 SHARE CAPITAL

Authorized share capital

The authorized share capital consists of an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares.

Issued share capital

The following is a summary of the changes in share capital from January 1, 2011 to December 31, 2012:

	Number of
	common shares	Amount
	(in thousands)	$

Balance outstanding - January 1, 2011	24,080	49,977
Options exercised in 2011	104	90
Shares issued in 2011 under the share purchase plan	132	105
Balance outstanding - December 31, 2011	24,316	50,172

Options exercised in 2012	5	8
Shares issued in 2012 under the share purchase plan	114	159
Balance outstanding - December 31, 2012	24,435	50,339

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2012

(in thousands of Canadian dollars, except per share amounts)

Share purchase plan - in 2011 the Company implemented an Employee and Director Share Purchase Plan (“ESPP”) to allow employees and directors to share in the growth of the Company through share ownership. Through the ESPP, employees and directors may contribute amounts from payroll to purchase shares of the Company at a 15% discount from the prevailing trading price. Plan members must hold their shares for a period of at least six months before they can be sold. The shares issued under the ESPP are new shares issued from treasury and the maximum number of shares that can be issued under the ESPP is one million. During 2012, 113,599 shares were issued under the ESPP (131,417 in 2011). Included in share-based compensation expense is $24 ($16 in 2011) which is the discount on the shares issued under the ESPP during the year.

Stock option plan

The following is a summary of the changes in the stock options outstanding from January 1, 2011 to December 31, 2012:

	Number of	Weighted average
	options	exercise price
	(in thousands)	$

Balance outstanding - January 1, 2011	1,777	2.17
Granted in 2011	196	1.16
Exercised in 2011	(104)	0.45
Cancelled in 2011	(104)	0.74
Expired in 2011	(10)	1.49
Balance outstanding - December 31, 2011	1,755	2.24

Granted in 2012	200	1.18
Exercised in 2012	(11)	0.87
Cancelled in 2012	(8)	1.18
Expired in 2012	(150)	1.48
Balance outstanding - December 31, 2012	1,786	2.20

At December 31, 2012, 1,299,966 options were fully vested and exercisable (1,247,420 at December 31, 2011).

During 2012, the Company issued 200,000 stock options under the employee and director stock option plan, with exercise prices of $0.89 and $1.20, 25% of which vest on either January 10 or February 24 of each year, commencing in 2013, and expire in 2022 Total compensation cost for these stock options is estimated to be $202, which will be recognized on a graded basis over the vesting period of the stock options.

The stock options issued during 2012 were valued using the Black-Scholes option pricing model, at $0.76 and $1.03 per option, with the following assumptions. Expected volatility is based on the Company’s historical volatility, while estimated forfeitures are not considered significant.

Risk-free interest rate	1.97%, 2.01%
Expected life	10 years
Expected volatility	89.2%
Expected dividend	Nil

During 2012, 10,356 stock options were exercised in exchange for 5,355 common shares. The Company’s stock option plan provides that an option holder may elect to receive an amount of shares equivalent to the growth value of vested options, which is the difference between the market price and the exercise price of the options.

The following is a summary of the outstanding options as at December 31, 2012:

Expiry date	Exercise price	Number of options (in thousands)
	$	Vested	Unvested	Total

September 17, 2014	2.35	125	—	125
March 23, 2016	4.12	185	—	185
June 28, 2016	4.00	180	—	180
September 13, 2016	2.90	69	—	69
March 9, 2017	3.90	220	—	220
February 28, 2018	1.05	206	—	206
December 3, 2018	0.50	40	—	40
February 20, 2019	0.61	121	49	170
November 6, 2019	0.55	15	5	20
February 19, 2020	1.60	92	91	183
March 11, 2021	1.16	47	141	188
January 10, 2022	0.89	—	12	12
February 24, 2022	1.20	—	188	188
		1,300	486	1,786

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2012

(in thousands of Canadian dollars, except per share amounts)

9 RESEARCH AND DEVELOPMENT

A total of $1,596 of research and development costs were incurred in 2012 ($4,022 in 2011). The research and development expense reflected in the Statement of Operations is presented net of refundable provincial tax credits of $13 ($100 in 2011) for qualifying research and development expenditures and reimbursed R&D expenditures of $66 ($1,717 in 2011). Under the terms of the CIP-ISOTRETINOIN distribution and supply agreement, certain research and development costs incurred for clinical studies required by the FDA to secure approval for the product are reimbursed to the Company and as a result, these reimbursed costs are not reflected in reported research and development expense.

10 EXPENSES BY NATURE

	Year Ended	Year Ended
	Dec 31, 2012	Dec 31, 2011

Employees salaries and other short term benefits	$2,424	$2,009
Directors fees	276	291
Share-based compensation	227	201
Depreciation of property and equipment	20	37
Amortization of intangible assets	1,025	578
Professional fees	775	921
Contract research	71	1,162
Regulatory fees	155	(146)
Facility rent	76	79
Other expenses, net of interest income	865	748
	$5,914	$5,880

11  COMPENSATION OF KEY MANAGEMENT

Key management includes directors and executives of the Company. The compensation paid or payable to key management for services is shown below:

	Year Ended	Year Ended
	Dec 31, 2012	Dec 31, 2011
Salaries and short-term employee benefits, including bonuses	$1,278	$1,189
Directors fees	276	291
Share-based compensation	204	180
	$1,758	$1,660

12 INCOME TAXES

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to the loss for the year. The sources and tax effects of the differences are as follows:

	Year Ended	Year Ended
	Dec 31, 2012	Dec 31, 2011

Statutory income tax rate of 26.5% applied to income (loss) for the year (2011 - 28.25%)	$674	$(653)
Permanent differences	96	115
Change in enacted income tax rates and other items	(1,176)	(98)
Change in deferred tax assets not recognized	406	636
Provision for income taxes	$—	$—

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2012

(in thousands of Canadian dollars, except per share amounts)

The significant components of unrecognized deferred tax assets are summarized as follows:

	As at	As at
	Dec 31, 2012	Dec 31, 2011

Non-capital losses	$12,031	$12,296
SR&ED expenditure pool	4,671	4,378
Benefit of investment tax credits	2,749	2,788
Excess of tax value of intangible assets over book value	1,977	2,503
Provincial tax credits	326	326
Capital losses	281	233
Excess of tax value of property and equipment over book value	26	25
Deferred revenue	1,508	614
	$23,569	$23,163

Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company did not recognize deferred tax assets of $23,569 (2011 - $23,163) that can be carried forward against future taxable income.

The Company has non-capital loss carry forwards of $45,400 as at December 31, 2012 that expire in varying amounts from 2014 to 2031.

The Company has Scientific Research and Experimental Development (“SR&ED”) expenditures of $17,600 which can be carried forward indefinitely to reduce future years’ taxable income.

The Company has approximately $3,700 of investment tax credits on SR&ED expenditures that are available to be applied against federal taxes otherwise payable in future years and expire in varying amounts from 2022 to 2031.

13 EARNINGS (LOSS) PER SHARE

Earnings (loss) per share is calculated using the weighted average number of shares outstanding. The weighted average number of shares outstanding for the year ended December 31, 2012 was 24,382,556 (for the year ended December 31, 2011 - 24,175,720).

Diluted earnings per share is calculated using the weighted average number of shares outstanding taking into consideration the weighted average impact of dilutive securities, such as stock options. The dilutive weighted average for the year ended December 31, 2012 was 24,674,334. As the Company had a loss for the year ended December 31, 2011, basic and diluted loss per share are the same because the exercise of all stock options would have an anti-dilutive effect.

14 COMMITMENTS

The Company has entered into an operating lease for its office facilities with the following minimum annual payments:

2013: $73
2014: $73
2015: $30

15 SEGMENTED INFORMATION

The Company’s operations are categorized into one industry segment, being specialty pharmaceuticals. All of the Company’s assets, including capital and intangible assets, are in Canada, while virtually all licensing revenue is derived from the United States.

Notes:

Directors and Officers	Shareholder Information

Larry Andrews	Stock Exchange Listing
President, Chief Executive Officer and Director	The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “DND”.
Norman Evans, C.A.
Chief Financial Officer	Shareholder Inquiries
William Garriock Chair of the Board	Inquiries regarding change of address, transfer requirements or lost certificates should be directed to the Company’s transfer agent.

Stefan Aigner, M.D., CFA	Transfer Agent
Director	Computershare Investor Services Inc.
100 University Ave., 9th floor, North Tower
William Claypool, M.D.	Toronto, Ontario M5J 2Y1
Director	T: 1·800·564·6253
www.computershare.com/service
Gerald McDole
Director	Legal Counsel
Goodmans LLP
John Mull, M.D., F.R.C.P. (C)
Director	Auditors
PricewaterhouseCoopers LLP
Stephen R. Wiseman, C.A.
Director

Senior Management	Investor Relations

Larry Andrews	Larry Andrews
President, Chief Executive Officer and Director	President and Chief Executive Officer
T: 905·602·5840 ext. 324
Norman Evans, C.A.	F: 905·602·0628
Chief Financial Officer	landrews@cipherpharma.com

Jason A. Gross, Pharm.D.	Norman Evans
Vice President, Scientific Affairs	T: 905·602·5840 ext. 323
F: 905·602·0628
Joan Chypyha	nevans@cipherpharma.com
Vice President, Marketing and Sales
Craig Armitage
TMX Equicom
T: 416·815·0700 ext. 278
F: 416·815·0080
carmitage@tmxequicom.com

Design and production by TMX Equicom.

5650 Tomken Road, Unit 16

Mississauga, ON L4W 4P1

T: 905·602·5840

F: 905·602·0628

www.cipherpharma.com